Exhibit 99.2

Nine Months Ended September 30, 2019 Compared to Nine Months Ended September 30, 2018

Net Revenues. Our total net revenues increased by 24.2% from RMB327,187 million for the nine months ended September 30, 2018 to RMB406,204 million (US$56,830 million) for the nine months ended September 30, 2019, with increases in both categories of net revenues. Net product revenues increased by 22.0% from RMB295,877 million for the nine months ended September 30, 2018 to RMB361,022 million (US$50,509 million) for the nine months ended September 30, 2019. Net service revenues increased by 44.3% from RMB31,310 million for the nine months ended September 30, 2018 to RMB45,182 million (US$6,321 million) for the nine months ended September 30, 2019.

The increase in our total net revenues was primarily due to our ability to expand our customer base and enhance customer engagement. Our annual active customer accounts increased from 305.2 million for the twelve months ended September 30, 2018 to 334.4 million for the twelve months ended September 30, 2019. The increase in our net service revenues was also due to the increasing penetration of our logistics services among our merchants and other third parties. The following table breaks down our total net revenues by these categories:

	For the Nine Months Ended September 30,
	2018	2019
	RMB	RMB	US$
	(in millions)
Electronics and home appliances revenues	201,486	235,973	33,014
General merchandise revenues	94,391	125,049	17,495

Net product revenues	295,877	361,022	50,509

Marketplace and advertising revenues	23,073	29,207	4,086
Logistics and other service revenues	8,237	15,975	2,235

Net service revenues	31,310	45,182	6,321

Total net revenues	327,187	406,204	56,830

Cost of revenues. Our cost of revenues increased by 23.3% from RMB280,405 million for the nine months ended September 30, 2018 to RMB345,782 million (US$48,377 million) for the nine months ended September 30, 2019. This increase was primarily due to the growth of our online direct sales business. Costs related to the logistics services provided to merchants and other partners also increased rapidly along with the expansion of our logistics business.

Fulfillment expenses. Our fulfillment expenses increased by 12.2% from RMB23,149 million for the nine months ended September 30, 2018 to RMB25,973 million (US$3,634 million) for the nine months ended September 30, 2019, primarily due to the increase in shipping charges, payment processing charges, compensation costs relating to fulfillment personnel and the lease expenses for our fulfillment infrastructure, corresponding with the growth of our sales volume. Fulfillment expenses as a percentage of net revenues decreased to 6.4% for the nine months ended September 30, 2019, as compared to 7.1% for the nine months ended September 30, 2018, primarily due to enhanced logistics capacity utilization and staff productivity.

Marketing expenses. Our marketing expenses increased by 8.7% from RMB12,884 million for the nine months ended September 30, 2018 to RMB14,009 million (US$1,960 million) for the nine months ended September 30, 2019. This increase was primarily due to an increase in our advertising expenditures on both online and offline channels, from RMB10,516 million for the nine months ended September 30, 2018 to RMB11,732 million (US$1,641 million) for the nine months ended September 30, 2019, as we continued to enhance our brand recognition and to promote our new business initiatives.

Technology and content expenses. Our technology and content expenses increased by 27.6% from RMB8,642 million for the nine months ended September 30, 2018 to RMB11,028 million (US$1,543 million) for the nine months ended September 30, 2019 as we continued to invest in top-notch R&D talent and technology infrastructure. The increase in our technology and content expenses was primarily attributable to the increase in (i) the depreciation and amortization expenses in connection with an increase in the number of servers and other electronic equipment, (ii) the IDC expenses in connection with the execution of our strategies of continuously improving our mobile, big data and cloud computing technologies, and (iii) the compensation costs associated with research and development personnel and relating to hiring additional senior and experienced technology personnel.

General and administrative expenses. Our general and administrative expenses slightly increased by 6.7% along with the expansion of our business, from RMB3,765 million for the nine months ended September 30, 2018 to RMB4,017 million (US$562 million) for the nine months ended September 30, 2019.

Gain on Disposals of Long-Lived Assets. Gain on disposals of long-lived assets for the nine months ended September 30, 2018 and 2019 were nil and RMB3,070 million (US$430 million), respectively. The gain on disposals of long-lived assets for the nine months ended September 30, 2019 was primarily derived from disposals of logistics facilities to Core Fund.

Share of results of equity investees. Share of results of equity investees was a loss of RMB1,220 million (US$171 million) for the nine months ended September 30, 2019, compared to a loss of RMB942 million for the nine months ended September 30, 2018. For the nine months ended September 30, 2019, our share of results of equity investees was primarily attributable to impairment losses recognized from our equity method investments in Bitauto and Tuniu and losses picked up from our equity method investments in Dada and Bitauto.

Others, Net. Others, net was RMB1,728 million (US$242 million) income for the nine months ended September 30, 2019 and RMB4,047 million income for the nine months ended September 30, 2018. Others, net mainly contains fair value change of long-term investments.

Net Income. As a result of the foregoing, we had a net income of RMB8,336 million (US$1,166 million) and RMB2,077 million for the nine months ended September 30, 2019 and 2018, respectively.

Segment Information

We have two operating segments, namely JD Retail and New Businesses. JD Retail represents our core e-commerce business, and New Businesses include logistics services provided to third parties, technology services, overseas business, and online-to-offline which has been deconsolidated since its merger with Dada in April 2016. JD Digits was previously included in New Businesses, but had been deconsolidated from our financial statements since June 30, 2017 as a result of its reorganization.

The table below provides a summary of our operating segment results for the years ended December 31, 2016, 2017 and 2018 and for the nine months ended September 30, 2018 and 2019.

	For the Year Ended December 31,				Nine Months Ended September 30,
	2016	2017	2018		2018	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions)
Net revenues:
JD Retail	254,397	356,020	447,502	62,608	317,531	389,167	54,447
New Businesses	3,297	6,022	14,665	2,052	9,669	16,493	2,308
Inter-segment*	(223)	(547)	(1,103)	(155)	(731)	(276)	(40)

Total segment net revenues	257,471	361,495	461,064	64,505	326,469	405,384	56,715
Unallocated items**	819	837	956	134	718	820	115

Total consolidated net revenues	258,290	362,332	462,020	64,639	327,187	406,204	56,830

Operating income/(loss):
JD Retail	2,269	4,956	7,049	986	5,556	11,479	1,606
New Businesses	(670)	(2,070)	(5,137)	(719)	(3,956)	(3,315)	(464)

Total segment operating income	1,599	2,886	1,912	267	1,600	8,164	1,142
Unallocated items**	(2,852)	(3,721)	(4,531)	(633)	(3,280)	301	42

Total consolidated operating income/(loss)	(1,253)	(835)	(2,619)	(366)	(1,680)	8,465	1,184

*

The inter-segment eliminations mainly consist of revenues from services provided by JD Retail to overseas business, and certain services provided by JD Logistics to the vendors of JD Retail, which were recorded as a deduction of cost of revenues at the consolidated level.

**

Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, gain on disposals of long-lived assets, and impairment of goodwill and intangible assets, which are not allocated to segments.

Cash Flows and Working Capital

As of September 30, 2019, we had a total of RMB59,226 billion (US$8,286 billion) in cash and cash equivalents, restricted cash and short-term investments.

Our net inventories have increased from RMB44.0 billion as of December 31, 2018 to RMB48.3 billion (US$6.8 billion) as of September 30, 2019. The increase reflected the additional inventory required to support our substantially expanded sales volumes. Our inventory turnover days were 39.1 days and 35.1 days for the nine months ended September 30, 2018 and 2019, respectively. Inventory turnover days are the quotient of average inventory to cost of revenues of direct sales business for the last twelve months and then multiplied by 360 days. Our inventory balances will fluctuate over time due to a number of factors, including expansion in our product selection and changes in our product mix. Our inventory balances typically increase when we prepare for special promotion events, such as the anniversary of the founding of our company on June 18 and China’s new online shopping festival on November 11.

Our accounts payable primarily include accounts payable to suppliers associated with our direct sales business. As of December 31, 2018 and September 30, 2019, our accounts payable amounted to RMB80.0 billion and RMB86.4 billion (US$12.1 billion), respectively. The increase reflected a significant growth in our sales volumes and scale of operations for our direct sales business and the related increase in products sourced from our suppliers. Our accounts payable turnover days for direct sales business were 61.7 days and 56.6 days for the nine months ended September 30, 2018 and 2019, respectively. Accounts payable turnover days are the quotient of average accounts payable of direct sales business to cost of revenues of direct sales business for the last twelve months and then multiplied by 360 days.

Our accounts receivable primarily include amounts due from customers and online payment channels. As of December 31, 2018 and September 30, 2019, our accounts receivable amounted to RMB11.1 billion and RMB6.0 billion (US$0.8 billion), respectively. The decrease was primarily due to our derecognition of accounts receivable related to consumer financing through the sales type arrangements serviced by JD Digits. From early 2014, JD Digits started to provide consumer financing to our customers. The balances of current portion of financing provided to our customers that affected accounts receivable balances amounted to RMB6.3 billion and RMB1.4 billion (US$0.2 billion) as of December 31, 2018 and September 30, 2019, respectively. Our accounts receivable turnover days excluding the impact from consumer financing were 2.3 days and 3.2 days for the nine months ended September 30, 2018 and 2019, respectively. Accounts receivable turnover days are the quotient of average accounts receivable to total net revenues of the last twelve months and then multiplied by 360 days.

The following table sets forth a summary of our cash flows for the periods indicated:

	Nine Months Ended September 30,
	2018	2019
	RMB	RMB	US$
	(in millions)
Selected Consolidated Cash Flows Data:
Net cash provided by operating activities	14,853	24,778	3,467
Net cash used in investing activities	(23,891)	(27,802)	(3,890)
Net cash provided by/(used in) financing activities	15,141	(515)	(72)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,812	796	111

Net increase/(decrease) in cash, cash equivalents and restricted cash	7,915	(2,743)	(384)
Cash, cash equivalents and restricted cash at beginning of period	29,798	37,502	5,247

Cash, cash equivalents and restricted cash at end of period	37,713	34,759	4,863

Operating Activities

Net cash provided by operating activities in the nine months ended September 30, 2019 was RMB24,778 million (US$3,467 million). In the nine months ended September 30, 2019, the principal items accounting for the difference between our net cash provided by operating activities and our net income were certain non-cash expenses, principally depreciation and amortization of RMB4,419 million (US$618 million), share of results of equity investees of RMB1,220 million (US$171 million) and share-based compensation of RMB2,663 million (US$373 million), and changes in certain working capital accounts, principally an increase in accounts payable of RMB7,170 million (US$1,003 million), an increase in accrued expenses and other current liabilities of RMB2,415 million (US$338 million), a decrease of accounts receivable of RMB4,108 million (US$575 million) and an increase of operating lease liabilities of RMB1,937 million (US$271 million), partially offset by an increase in amount due from related parties of RMB2,182 million (US$305 million), an increase in inventories of RMB4,249 million (US$594 million) and an increase of operating lease right-of-use assets of RMB1,708 million (US$239 million). The increase in our accounts payable was due to the growth of our business. The increase in our accrued expenses and other current liabilities was primarily due to the growth in payroll and related accruals primarily associated with the increase in our headcount, the growth in our online marketplace business which resulted in the increase of vendor deposits, partially offset by the decrease in the payable to employees in relation to the exercise of options or pursuant to other awards. The increase in our advance from customers was due to the increase in our sales of prepaid cards. The decrease in accounts receivable was due to the derecognition of consumer financing related accounts receivable through sales type arrangements. The increase in our inventories was due to the growth of our business.

Net cash provided by operating activities in the nine months ended September 30, 2018 was RMB14,853 million. In the nine months ended September 30, 2018, the principal items accounting for the difference between our net cash provided by operating activities and our net loss were certain non-cash expenses, principally depreciation and amortization of RMB3,945 million, share of results of equity investees of RMB942 million and share-based compensation of RMB2,623 million, and changes in certain working capital accounts, principally an increase in accounts payable of RMB4,406 million, an increase in accrued expenses and other current liabilities of RMB3,551 million, a decrease of inventory of RMB1,926 million and a decrease in amount due from related parties of RMB1,564 million, partially offset by an increase in prepayments and other current assets of RMB1,017 million. The increase in our accounts payable was due to the growth of our business. The increase in our accrued expenses and other current liabilities was primarily due to the growth in payroll and related accruals primarily associated with the increase in our headcount, the growth in our online marketplace business which resulted in the increase of vendor deposits, partially offset by the decrease in the payable to employees in relation to the exercise of options or pursuant to other awards. The decrease in accounts receivable was due to the derecognition of consumer financing related accounts receivable through sales type arrangements.

Investing Activities

Net cash used in investing activities in the nine months ended September 30, 2019 was RMB27,802 million (US$3,890 million), consisting primarily of the purchase of short-term investments, investment in equity investees, investment securities, purchases of property, equipment and software and cash paid for construction in progress, partially offset by the cash received due to maturity of short-term investments, cash received from disposal of equity investments and cash received from the sales of long-lived assets.

Net cash used in investing activities in the nine months ended September 30, 2018 was RMB23,891 million, consisting primarily of the purchase of short-term investments, investment in equity investees, investment securities, purchases of property, equipment and software and cash paid for construction in progress, partially offset by the cash received due to maturity of short-term investments, cash received from disposal of equity investments and cash received from repayments of loans to JD Digits.

Financing Activities

Net cash used in financing activities in the nine months ended September 30, 2019 was RMB515 million (US$72 million), consisting primarily of the repayment of short-term borrowings and nonrecourse securitization debt, partially offset by capital injection from non-controlling interests shareholders and the repayment of short-term borrowings and nonrecourse securitization debt.

Net cash provided by financing activities in the nine months ended September 30, 2018 was RMB15,141 million, consisting primarily of proceeds from issuance of equity securities by JD.com, Inc. and JD Logistics and long-term borrowings, partially offset by the repayment of short-term borrowings and nonrecourse securitization debt.

Capital Expenditures

We made capital expenditures of RMB17,134 million and RMB1,246 million (US$174 million) for the nine months ended September 30, 2018 and 2019, respectively. Our capital expenditures for the nine months ended September 30, 2018 and 2019 consisted primarily of expenditures related to the expansion of our fulfillment infrastructure, technology platform, logistics equipment as well as our office buildings. Our capital expenditures will continue to be significant in the foreseeable future as we expand and improve our fulfillment infrastructure and technology platform to meet the needs of our anticipated growth. We currently plan to fund these expenditures with our current cash, cash equivalents, short-term investments, and anticipated cash flow generated from our operating activities.

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